December 11, 2024

Ehud Geller, Ph.D.
Interim Chief Executive Officer and Director
PainReform Ltd.
65 Yigal Alon St.
Tel Aviv, Israel 6744316

       Re: PainReform Ltd.
           Registration Statement on Form F-3
           Filed December 6, 2024
           File No. 333-283655
Dear Ehud Geller Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gary Emmanuel, Esq.